UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 2, 2026

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

IMTE Announces Receipt of Additional Delisting Determination Letter from Nasdaq

On January 2, 2026, Integrated Media Technology Limited (the "Company") received an additional delisting determination letter (the "Additional Determination Letter") from the Listing Qualifications Staff (the "Staff") of the Nasdaq Stock Market LLC ("Nasdaq") as it has not filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter ("Interim Report"), it no longer complies with Nasdaq Listing Rules (the "Rules") for continued listing. Accordingly, this matter serves as an additional basis for delisting the Company's securities from The Nasdaq Stock Market. As disclosed previously and discussed in detail below, the Company has also failed to timely file its Form 20F for the year ended December 31, 2024. The Listing Rule requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the "SEC").

As previously disclosed, on October 30, 2025, the Company received a delisting determination letter from the Staff of the Nasdaq indicating that, unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the "Panel"), the Company's common stock would be subject to suspension and delisting from the Nasdaq Capital Market at the opening of business on November 10, 2025 due to the Company's non-compliance with Nasdaq's filing requirements set forth in Listing Rule 5250(c)(1) (the "Listing Rule") for its failure to timely file its Form 20F for the year ended December 31, 2024. The Company requested the Hearing which was held on December 2, 2025 and on December 10, 2025 the Company received a letter from Nasdaq that the Panel has granted an extended stay to January 30, 2026 to demonstrate compliance with the Periodic Filing rule.

The Staff has sent a formal notification to the Panel to consider this matter (additional delisting determination on the Company's failure to file the Interim Report on a timely manner) in their decision regarding the Company's continued listing on The Nasdaq Capital Market.

The Company intends to present its views with respect to this additional deficiency to the Panel in writing no later than January 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 6, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated January 6, 2026